English Translation

Exhibit 4.49

FORM OF SHARE PLEDGE AGREEMENT

This SHARE PLEDGE AGREEMENT (this “Agreement”) is made and entered into by and among the following Parties on September 11, 2007 in Shanghai, the People’s Republic of China (“China”):

(1)	ICE Information Technology (Shanghai) Co., Ltd (the “Pledgee”)

Registered Office: 301 Room, 290 Song Hu Road, Yangpu district, Shanghai, China

Legal Representative: Sun Tao

(2)	Party B: Shanghai ICE Information Technology Co., Ltd. (the “Company”)

Registered Office: 684-15 Room, Building No.2, 351 Guo Shou Jing Road, Zhang Jiang Science and Technology Park , Shanghai

Legal Representative: Zhou Dan

(3)	The natural persons as set forth in Annex 1 hereto (the “Pledgor”)

(the Pledgee, the Company and the Pledgor are hereinafter referred to as the “Parties” collectively and the “Party” respectively.)

WHEREAS:

(1)	Being all of the shareholders of the Company, the Pledgor is the beneficial owner of 100% of the equity (the “Company’s Shares”) in the Company according to law. As of the date when this Agreement is executed, the Company’s registered capital is RMB ten million Yuan (RMB[10,000,000.00], the particulars of which are set forth in Annex 2 hereto; and

(2)

The Pledgor and/or the Company or the Pledgee through the Business Operation Agreement executed on 11th Sep. 2007, the Exclusive Technology Consulting and Service Agreement as well as other service agreements (the “Cooperation Agreement”) executed according to the Agreement, developed a long-term and close cooperation relationship among them.

English Translation

The Parties hereto have, through friendly consultations and on the principle of equality and mutual benefit, hereby reached an agreement as follows for joint observance:

1.	Share Pledge

1.1	It is agreed upon by the Parties hereto that, the Pledgor shall pledge all the shares (the “Pledged Shares”) held by it in the Company to the Pledgee according to the stipulations hereof as the guaranty for the Pledgor and/or the Company to perform the various obligations under the Cooperation Agreement. In case of the Company or the Pledgor’s failure to perform obligations as stipulated in the Cooperation Agreement, the Pledgee enjoys the right (the “Pledge”) to keep the said Pledged Shares to offset the debt or have priority in satisfying its claim out of proceeds from the auction or sale of the said Pledged Shares in accordance with law. The effect of the Pledge extends to the bonuses fruited by the Pledged Shares.

1.2	The Pledgor undertakes to be responsible for having the share pledge arrangement hereunder recorded in the Company’s roster of shareholders on the same date when this Agreement is executed and delivering to the Pledgee for keeping the capital contribution certificates proving its equity shares in the Company within three (3) days upon execution hereof. The bonuses of the Pledged Shares shall be deposited into the bank account as designated by the Pledgee subject to supervision and control of the Pledgee.

1.3	The extent guaranteed by the pledge hereunder includes various rights to which the Pledgee shall be entitled under the Cooperation Agreement, expenses for realization of the aforesaid rights as well as the liquidated damages, damage compensations and all other amounts due payable by the Pledgor, the Company or the School under the Cooperation Agreement.

1.4	If there is a probability of obvious deduction of the value of the Pledged Shares that is enough to hurt the rights of the Pledgee, the Pledgee may auction or sell the Pledged Shares and the Pledgor agrees to employ the value amount obtained from the auction or sale to satisfy the indebtedness guaranteed by the Pledged Shares before the date of expiration.

1.5	The Pledgor may make an increase in contribution to the Company’s registered capital only with the prior written consent of the Pledgee. The increased contributions to the Company’s registered capital as a result of the Pledgor’s increasing in its contribution to the Company’s capital shall as well fall within the Pledged Shares.

1.6	Subject to the observance of other stipulations hereof, within the validity term of this Agreement, except for the registration and amendment as necessitated by the operations of the Company, the roster of the Company’s shareholders shall be kept by the Pledgee or such person as designated by it.

English Translation

2.	the Pledgor’s Warranties and Undertakings

The Pledgor makes the following warranties and undertakings to the Pledgee:

2.1	The Pledgor is the legitimate beneficial owner of the Pledged Shares with no existing ownership disputes regarding the Pledged Shares. The Pledgor has the right to dispose of the Pledged Shares and any part thereof.

2.2	Except for the pledge established under this Agreement and other rights with the written consent of the Pledgee, there exist no other security interests or third-party interests on the Pledged Shares.

2.3	On complete understanding of the contents of this Agreement, the Pledgor voluntarily executes and performs this Agreement with its true intentions in full.

2.4	All such documents, materials, statements and reports as furnished by the Pledgor to the Pledgee are authentic, complete and effective.

2.5	Without the prior written consent of the Pledgee, the Pledgor shall not assign the Pledged Shares, establish any other securities on the Pledged Shares or otherwise dispose of the Pledged Shares which may affect the pledge.

2.6	The Pledgor shall promptly inform in writing the Pledgee of any events or acts which may affect the pledge.

2.7	The Pledgor and the Company have, at the reasonable request of the Pledgee, taken all the necessary measures, obtained all the internal authorizations to execute and perform this Agreement and executed all the necessary instruments so as to ensure the effective establishment of the pledge.

2.8	The Pledgor and the Company undertake, upon execution of this Agreement, to have the matters of share pledge hereunder recorded in the roster of shareholders, and

English Translation

2.9	Within the validity term of this Agreement, any increases in contribution made by the Pledgor to the Company’s registered capital shall fall within the Pledged Shares hereunder. The Pledgor and the Company shall be bound to forthwith make the necessary amendments to the roster of shareholders and the amount of Pledged Shares following the relevant increase to the registered capital.

3.	the Company’s Warranties and Undertakings

3.1	The Company hereby agrees to be jointly and severally liable to the Pledgee in terms of all the warranties and undertakings as made herein by the Pledgor.

3.2	The Company undertakes not to adopt any resolutions of the Company regarding disposition of the Pledged Shares which may affect the exercise or realization of pledge hereunder.

4.	Term of Agreement and Assignment

4.1	This Agreement shall come into force upon the formal execution hereof by the Parties and may only terminate after all the obligations under the Cooperation Agreement have been performed by the Pledgor and the Company and subject to the written confirmation of the Pledgee.

4.2	This Agreement shall have binding force on the Parties’ lawful successors and assigns.

4.3	The Pledgor and the Company agree that, the Pledgee may, by giving notice to the Pledgor and the Company, assign to any third party its rights and/or obligations hereunder; without the prior written consent of the Pledgee, no other Parties hereto may assign to any third party their rights and/or obligations hereunder.

5.	Liabilities for Breach of Contract

5.1	Within the validity term of this Agreement, where the Company or any Pledgor is in substantial breach of this Agreement, the Company and Pledgor shall, whether Pledgee terminates this Agreement early consequently or not, severally and jointly liable for payment of five hundred thousand Renminbi Yuan (RMB500,000) as the liquidated damages. Where the said liquidated damages are insufficient for compensation for all the losses caused to the Pledgee arising therefrom, the Company and the Pledgor shall further compensate the Pledgee so that all the losses of the Pledgee can be made up.

English Translation

6.	Application of Law and Settlement of Dispute

6.1	This Agreement shall be governed by, and interpreted in accordance with, the laws of the China in all respects.

6.2	Any dispute arising from the performance of this Agreement or in connection with this Agreement shall be settled by the Parties hereto through consultations. In case of failure by the Parties hereto to reach an agreement on the settlement of such disputes within thirty (30) days following the occurrence of disputes, the said disputes shall be submitted to the Shanghai Sub-Commission of China International Economic and Trade Arbitration Commission for arbitration which shall be conducted in Shanghai according to the Commission’s arbitration rules in effect at the time of applying for arbitration with the language of the arbitration being the Chinese language. The arbitral award shall be final and binding upon the Parties hereto. The arbitration fees shall be borne by the losing party. Except for the part which is being submitted for arbitration, the remaining part hereof shall remain in force.

7.	Miscellaneous

7.1	This Agreement and its Annexes form the entire agreement on the transactions hereunder and replace and supersede any and all prior verbal or written communications, undertakings, memos or any other discussions among the Parties with respect to the matters involved in this Agreement.

7.2	No delay or failure of one Party in exercising any right, power or privilege under this Agreement or any final agreement shall be deemed to constitute a waiver of such right, power or privilege; nor shall any single or partial waiver of any right, power or privilege obstruct such Party from exercising such rights, powers or privileges in the future.

7.3	This Agreement is made in Chinese and in octuplicate for original copies with each copy having the equal legal effect and each Party holding one (1) copy.

English Translation

7.4	Any notice, requirement or other communication produced or prepared hereunder shall be made in writing. Any such communications may be delivered by messenger, airmail letter, facsimile or express delivery to the following addresses or fax numbers of the Parties hereto or other addresses or fax numbers of which one Party informs other Parties from time to time in writing. The time for receipt of fax shall be the time when the addresser receives the receipt acknowledging the sending of fax. If the sending day is not a business day or the fax is sent after the working hours, then the delivery date shall be the next following business day. The time for receipt of messenger, express delivery and airmail letter shall be subject to the actual arrival thereof.

the Pledgee

Address: 301 Room, 290 Song Hu Road, Yangpu district, Shanghai, China

Attention: SUN TAO

Fax: 021-51781818

Tel: 021-51781888

the Company:

Address: 3rd Floor, Building No.10, KIC Plaza 290 Song Hu Road, Yangpu district, Shanghai, China

Attention: SUN TAO

Fax: 021-51781818

Tel: 021-51781888

the Pledgor

[shareholders of Shanghai ICE Information Technology Co., Ltd.]

7.5	The caption of this Agreement and the headings of the articles contained herein are inserted for convenience of reference only and shall by no means be employed for or affect the interpretation of terms and conditions contained herein.

7.6	Each and every clause of this Agreement is independent of each other in terms of validity. If at any time any one or more clause(s) of this Agreement is (are) rendered void, illegal or unenforceable, the validity, legality and enforceability of the other clauses of this Agreement shall not be affected consequently, under which circumstances the Parties shall, through friendly consultations and to the greatest extent that it is allowed by laws, replace the said void, illegal or unenforceable clauses by valid, legal or enforceable clauses the effect of which are as close as possible to the intended effect of the replaced clauses.

English Translation

7.7	Any amendment or supplementation to this Agreement must be made in writing and may only come into force subject to the due execution by the Parties hereto.

IN WITNESS WHEREOF both Parties hereto have caused this Agreement executed by their authorized representatives the day and year first above written.

English Translation

[There is no text in this page for execution of the Share Pledge Agreement.]

ICE Information Technology (Shanghai) Co., Ltd (Official Seal)
Legal Representative:	/s/ Sun Tao

Shanghai ICE Information Technology Co., Ltd. (Official Seal)
Legal Representative:	/s/ Zhou Dan

English Translation

ANNEX 1

THE PLEDGOR

English Translation

ANNEX 2

Shanghai ICE Information Technology Co., Ltd.

Company Name:    Shanghai ICE Information Technology Co., Ltd.

Registered Address: 684-15 Room, Building No.2, 351 Guo Shou Jing Road, Zhang Jiang Science and Technology Park , Shanghai

Registered Capital: RMB ten million Yuan

Legal Representative:

Equity Structure:

English Translation

ANNEX 3

ROSTER OF SHAREHOLDERS OF SHANGHAI ICE INFORMATION TECHNOLOGY CO., LTD.

English Translation

ANNEX 4

CAPITAL CONTRIBUTION CERTIFICATE OF SHANGHAI ICE INFORMATION TECHNOLOGY CO., LTD.

Company Name: Shanghai ICE Information Technology Co., Ltd.

Date of Incorporation of the Company: April 7, 2005

Registered Capital of the Company: RMB 10 million Yuan

Shareholder’s Name: [    ]

Capital Contribution Subscribed for by the Shareholder:

This is to certify that, of the capital contribution of RMB [        ] Yuan as subscribed for by [        ], the contribution of RMB [        ] Yuan has been injected and that of RMB [        ] has not been injected, and that [        ] holds [        ]of the equity in Shanghai Bing Dong Information Technology Company and such [        ] of the equity has been entirely pledged to ICE Information Technology (Shanghai) Company.

Name :	[ ]
Title:	[ ]
Date:	[ ]